Exhibit 99.4

Linkage Global Inc
PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 27, 2025

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS.

I. It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each (the “Share Capital Increase”).

______ FOR	______ AGAINST	______ ABSTAIN

II. It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

______ FOR	______ AGAINST	______ ABSTAIN

III. It is resolved as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

a. every 100 Class A ordinary shares of par value US$0.00025 each into one Class A ordinary share with a par value of US$0.025 each; and

b. every 100 Class B ordinary shares of par value US$0.00025 each into one Class B ordinary share with a par value of US$0.025 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii) as a result of the Share Consolidation:

a. if the Share Capital Increase is approved, the authorised share capital of the Company be amended from US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each to US$2,500,000 divided into 99,800,000 Class A ordinary shares with a par value of US$0.025 each and 200,000 Class B Ordinary Shares with a par value of US$0.025 each; and

b. if the Share Capital Increase is not approved, the authorised share capital of the Company be amended from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares with a par value of US$0.00025 each to US$50,000 divided into 1,950,000 Class A ordinary shares with a par value of US$0.025 each and 50,000 Class B Ordinary Shares with a par value of US$0.025 each; and

(iii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

______ FOR	______ AGAINST	______ ABSTAIN

IV. It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company’s adoption of the amended and restated memorandum of association (the “Further A&R MoA”), in substitution for, and to the exclusion of, the Company’s memorandum of association then in effect, to reflect the Share Consolidation.

______ FOR	______ AGAINST	______ ABSTAIN

V. It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association (the “A&R AoA”), in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

______ FOR	______ AGAINST	______ ABSTAIN

VI. It is resolved as an ordinary resolution that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the holders of Class A ordinary shares of the Company to be held on or about the date of the meeting (the “EGM Adjournment”)

______ FOR	______ AGAINST	______ ABSTAIN

This Proxy is solicited on behalf of the management of Linkage Global Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: